NEWS RELEASE

INTEROIL CLOSES U.S.$70.4 MILLION REGISTERED DIRECT COMMON STOCK OFFERING

June 8, 2009 -- InterOil Corporation (IOC:NYSE) (IOC:POMSoX) today announced it has closed its previously announced 2,013,815 share common stock “registered direct” offering. InterOil has received gross proceeds of U.S.$70,443,249 before deducting offering expenses.

Phil Mulacek, Chief Executive Officer of InterOil, commenting on the transaction said, "The opportunity presented by the Elk/Antelope discovery and surrounding prospects coupled with a lull in industry activity creates a unique advantage to ramp up exploration and development activity levels." Mr. Mulacek added, "This transaction further demonstrates investor support for our growth plans and positions us to develop and derive value from our high quality asset base."

“Following a steady improvement and simplification of our in capital structure, this transaction provides the additional funding necessary to progress our various plans.” stated Collin Visaggio, Chief Financial Officer of InterOil. Adjusted for the conversion of our 8% Convertible Subordinated Debentures and this equity infusion, first quarter cash and cash equivalents would have totalled $130.2 million, secured debt excluding working capital facilities remained unchanged at $61.4 million, and shareholders’ equity would have been $367.3 million.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars.

InterOil News Release

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com The Woodlands, TX USA	Anesti@InterOil.com Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular opportunities presented by this transaction, uses of the net proceeds from the offering and our growth plan. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

InterOil News Release